Due to recent resignation by Mr. Kim, Ji-Hyung from the candidacy for the position of the Audit Committee Member, POSCO requested Pohang District Court to appoint a temporary Audit Committee Member. On April 12, 2013, the Court appointed Mr. Shin, Chae-Chol as the temporary Audit Committee Member, and POSCO will register Mr. Shin as the Audit Committee Member.

Upon completion of the registration, the members of the Audit Committee of the Board of Directors of POSCO will be as follows:

Lee, Chang-Hee (Chairman of the Audit Committee)
Lee, Young-Sun
Shin, Chae-Chol